EXHIBIT 99.1

NewsRelease

Prince Rupert Gas Transmission Project Awarded Environmental Assessment Certificate by B.C. EAO

Vancouver, British Columbia – November 26, 2014 – TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) announced today that its Prince Rupert Gas Transmission Project (PRGT) received an Environmental Assessment Certificate (EAC) from the B.C. Environmental Assessment Office (EAO), allowing the natural gas pipeline project to move ahead pending a final investment decision from PETRONAS and receipt of a construction permit from the B.C. Oil & Gas Commission.

“This is a significant milestone for  PRGT and together with the Environmental Assessment Certificate that was also recently awarded to our Coastal GasLink project, it demonstrates TransCanada’s commitment to building the province’s liquefied natural gas export industry in a safe and environmentally responsible manner,” said Russ Girling, TransCanada’s president and chief executive officer. “PRGT is an important part of TransCanada's unprecedented $46 billion capital growth plan, which includes more than $12 billion in proposed natural gas pipeline projects to support B.C.'s emerging LNG export industry. TransCanada's LNG-related pipeline projects are underpinned by long-term contracts with established international energy companies.”

PRGT will safely deliver natural gas 900 kilometres from a point near Hudson’s Hope to the proposed Pacific NorthWest LNG facility within the District of Port Edward. At this specialized facility, the natural gas will be converted into liquefied natural gas (LNG) before being transported to global markets.

“The environmental assessment process was rigorous and involved thousands of hours of fieldwork analysis, technical studies and consultation to ensure our environmental footprint in northern B.C. will be as small as possible,” said Dean Patry, president, PRGT. “We submitted more than 8,500 pages of environmental, economic, cultural, social and heritage documentation to the B.C. Environmental Assessment Office, and participated in working group meetings, open houses, one-on-one and local government meetings, and addressed thousands of written questions submitted by those with an interest in our proposed routing. The EAC award is a validation of that hard work by our team.”

The EAC contains 45 conditions, many of which reflect current best practices for natural gas pipeline construction and operation. They also include conditions adopted to address project-specific concerns, as raised by the Nisga’a Nation, Aboriginal groups, local communities and resource management agencies. These include:

•	Develop mitigation and monitoring plans regarding marine access and traffic management, fisheries interaction, marine mammals, crab movement, marine sediment and freshwater quality;

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Develop a Greenhouse Gas Management Plan that includes adherence to the Ministry of Natural Gas Development’s guidance on Best Available Techniques Economically Achievable, regulatory requirements to report on greenhouse gas emissions and site-specific mitigations;

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Mitigate effects on caribou and grizzly bears by avoiding sensitive habitat wherever possible, avoiding increased impacts from predators and providing up to $2 million to fund caribou and predator monitoring work, and $750,000 to support conservation and management of regional grizzly bear populations;

•	Develop a Socio-Economic Effects Management Plan, committing to continued engagement with local governments to minimize effects on community infrastructure and services;

•	Continued engagement with the Nisga’a Nation and Aboriginal groups including opportunities to participate in monitoring programs during project construction.

While much of the pipeline route has been determined, there are specific areas in which PRGT is addressing local and Aboriginal concerns that may affect the final pipeline routing.

The initial capacity of the PRGT pipeline will allow the shipment of approximately two billion cubic feet/day (bcf/d) of natural gas with the assistance of three compressor stations. The pipeline capacity could be expanded in the future to handle 3.6 bcf/d through the addition of up to five compressor stations.

“Construction of the pipeline will take about four years, and provide thousands of high-paying jobs for local, skilled workers to support their families, and provide revenue to Aboriginal and local businesses,” said Patry. “Once it’s operating, the project will generate an estimated $20 million each year in property taxes. This money will go to the provincial government for distribution to municipalities, and will help support schools and hospitals, emergency services, recreation and a variety of other programs that create strong communities along the pipeline route.”

TransCanada has also submitted applications to the B.C. Oil and Gas Commission for the permits required under Section 25 of the Oil and Gas Activities Act to build and operate the PRGT pipeline. Regulatory review of those applications is progressing.

As a member of both the World and North American Dow Jones Sustainability Indices, and a member of the Carbon Disclosure Project's 'A List' of companies demonstrating superior approach to climate change mitigation, TransCanada is an industry leader that is committed to minimizing the impact of its operations. TransCanada was recently awarded a position on “The A List: The CDP Climate Performance Leadership Index 2014.”  This list is used to reveal which companies around the world are doing the most to combat climate change. Of 2,000 companies that were assessed, TransCanada was one of only five Canadian companies, and the only Canadian energy company, that were selected to The A List.

BACKGROUND INFORMATION - PRGT PROJECT

•	PRGT is a wholly owned subsidiary of TransCanada PipeLines Limited.

•	The project was launched in January, 2013 with the Nisga’a Nation, Aboriginal and community engagement beginning immediately thereafter.

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PRGT conducted thousands of hours of environmental fieldwork on or near the proposed pipeline route including studies of marine and freshwater fish habitats, wildlife, soils, vegetation and wetlands, atmospheric environment and heritage resources.

•	PRGT also gathered information about First Nation interests, current and traditional land use, social and economic conditions, as well as community priorities along the proposed route.

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Approximately $20 million a year in property taxes will be generated in B.C. based on current tax rates ($2.4 billion in tax revenue to all levels of government over the life of the project). That means more available government funds to address community plans and infrastructure needs both locally and provincially (e.g. fire and police, school districts, hospital districts, waste management).

•	TransCanada has provided over $31 million in funding toward non-profit initiatives across Canada in the past five years, including contributing more than $3.3 million to community partnerships in B.C.

•	PRGT has two Aboriginal and local education and training programs:

Pathway to Pipeline Readiness is focused on local workforce readiness training directly related to the project.

The TransCanada Education Legacy program looks for opportunities to build long-term community capacity through educational initiatives.

•	PRGT will provide contracting and employment opportunities to qualified local and Aboriginal businesses and individuals near the proposed route.

It is estimated that the project will create 42,060 full-time person years of employment (including direct, indirect and induced) in Canada during construction and over 30 years of operations. This will include approx. 8,215 person years of direct employment over the four-year construction period.

As well, some $2.7 billion of the construction and operating costs will be spent in B.C. creating 13,170 person years of employment in the province.

It is anticipated 16 to 35 permanent field positions will be created to support ongoing operations and maintenance once the pipeline is operational. This will involve a variety of positions including technical, administrative, safety, land, community relations, and leadership roles.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522